AB 9/13

RECEIVED SEC MAIL PROCESSING SECTION AUG 2 6 2013 WASH., D.C. 193

SECURITI[illegible]ON

13025330

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SEC FILE NUMBER
8-44339

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

FELDMAN, INGARDONA & CO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Butterfield Road, Suite 170
(No. and Street)

Downers Grove	**Illinois**	**60515**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William M. Feldman — **(630) 663-1800** (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

9/3/13

OATH OR AFFIRMATION

I, **William M. Feldman**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Feldman, Ingardona & Co.** as of **June 30, 2013** are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer, or director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chairman & Chief Executive Officer
Title

Subscribed and sworn to before me this

21st day of August 2013

"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 8/20/2016

[signature]
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

FELDMAN, INGARDONA & CO.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

June 30, 2013

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

FELDMAN, INGARDONA & CO.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

June 30, 2013

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Feldman, Ingardona & Co.

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Feldman, Ingardona & Co., (the "Company") as of June 30, 2013 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feldman, Ingardona & Co. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Regulatory Requirements
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Ryan & Juraska

Chicago, Illinois
August 21, 2013

FELDMAN, INGARDONA & CO.

Statement of Financial Condition

June 30, 2013

Assets

Cash	$	64,666
Receivable from broker-dealer		499,958
Other assets		18,048
	$	582,672

Liabilities and Shareholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	79,236
Shareholders' equity:		
Common stock, no par value; 100,000 shares authorized; 100 shares issued and outstanding		1,000
Additional paid-in capital		399,000
Retained earnings		103,436
		503,436
	$	582,672

See accompanying notes.

FELDMAN, INGARDONA & CO.

Statement of Operations

Year Ended June 30, 2013

Revenues		
Fees and commissions	$	3,211,975
Other		58,575
		3,270,550
Expenses		
Officer and employee compensation and benefits		561,276
Occupancy and equipment costs		100,282
Commissions, brokerage and clearing charges		80,831
Travel and entertainment		65,331
Office supplies		26,415
Regulatory fees		17,938
Professional fees		16,620
Communications		6,091
Other operating expenses		70,983
		945,767
Net income	$	2,324,783

See accompanying notes.

FELDMAN, INGARDONA & CO.

Statement of Changes in Shareholders' Equity

Year Ended June 30, 2013

	Common Stock	Additional Paid-in capital	Retained Earnings	Total
Balance at July 1, 2012	$ 1,000	$ 399,000	$ 78,653	$ 478,653
Dividends paid	-	-	(2,300,000)	(2,300,000)
Net income	-	-	2,324,783	2,324,783
Balance at June 30, 2013	$ 1,000	$ 399,000	$ 103,436	$ 503,436

FELDMAN, INGARDONA & CO.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended June 30, 2013

Balance at July 1, 2012	$ -
Borrowings / Repayments	-
Balance at June 30, 2013	$ -

See accompanying notes.

FELDMAN, INGARDONA & CO.

Statement of Cash Flows

Year Ended June 30, 2013

Cash flows from operating activities		
Net income	$	2,324,783
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from broker-dealer		(37,440)
Other assets		(366)
Increase in operating liabilities:		
Accounts payable and accrued expenses		12,860
Net cash provided by operating activities		2,299,837
Cash flows from financing activities		
Dividends paid		(2,300,000)
Net cash used in financing activities		(2,300,000)
Net increase (decrease) in cash		(163)
Cash at beginning of year		64,829
Cash at end of year	$	64,666

See accompanying notes.

FELDMAN, INGARDONA & CO.

Notes to Financial Statements

June 30, 2013

1. Organization and Business

Feldman, Ingardona & Co. (the "Company"), an Illinois corporation, is a broker-dealer and an investment advisor registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority. The Company conducts business primarily with retail customers that are located throughout the United States, and introduces that business on a fully-disclosed basis to a clearing broker.

2. Summary of Significant Accounting Policies

Revenue Recognition
Transactions in securities are recorded on the trade date.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
The Company has elected to be an "S corporation" under provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. The stockholders are liable for individual income taxes on the Company's taxable income.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2010. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended June 30, 2013.

3. Off-Balance Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations (see Note 7 regarding guarantees). In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and primarily relate to commissions received on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

4. Fair Value Disclosure

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At June 30, 2013, the Company held no Level 1, Level 2 or Level 3 investments.

5. Commitments

The Company leases office space under a non-cancelable operating lease agreement that expires on August 31, 2015. Rent expense for the year ended June 30, 2013 totaled approximately $53,000.

The approximate minimum annual rental commitments under non-cancelable operating leases as of June 30, 2013 are as follows:

Year Ending June 30,	Amount
2014	$ 35,000
2015	36,000
Total	$ 71,000

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected the "alternative method." Under this rule and method, the Company is required to maintain "net capital" equivalent to the greater of $250,000 or 2 percent of "aggregate debit items," whichever is greater, as these terms are defined.

At June 30, 2013, the Company had net capital and net capital requirements of $477,844 and $250,000, respectively.

7. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. (See Note 3 regarding clearing guarantees).

8. Subsequent Events

The Company has evaluated the events and transactions that have occurred through August 21, 2013, the date the financial statements were issued, and noted no items requiring disclosure in the Company's financial statements.

In July 2013 the Company recorded net income of $734,785 and paid dividends to shareholders totaling $460,000.

SUPPLEMENTAL SCHEDULES

FELDMAN, INGARDONA & CO.

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

Year Ended June 30, 2013

Computation of net capital		
Total shareholders' equity		$ 503,436
Deductions and/or charges:		
Non-allowable assets:		
Other assets	$ 18,048	(18,048)
Net capital before haircuts on securities positions		485,388
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 7,544	(7,544)
Net capital		$ 477,844
Computation of alternate net capital requirement		
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital in excess of net capital requirement		$ 227,844
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement		$ 177,844

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of June 30, 2013.

See accompanying notes.

FELDMAN, INGARDONA & CO.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Year Ended June 30, 2013

The Company did not handle any customer cash or securities during the year ended June 30, 2013 and does not carry any securities accounts for customers or perform custodial functions relating to customer securities.

FELDMAN, INGARDONA & CO.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

Year Ended June 30, 2013

The Company did not handle any customer cash or securities during the year ended June 30, 2013 and does not carry any securities accounts for customers or perform custodial functions relating to customer securities.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Shareholders of
Feldman, Ingardona & Co.

In planning and performing our audit of the financial statements of Feldman, Ingardona & Co. (the "Company"), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

R&J

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry and Regulatory Agency and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
August 21, 2013

FELDMAN, INGARDONA & CO.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION AND SUPPLEMENTARY SCHEDULES

PURSUANT TO SEC RULE 17a-5(e)(4)

June 30, 2013

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholders of
Feldman, Ingardona & Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the fiscal year ended June 30, 2013, which were agreed to by Feldman, Ingardona & Co. (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and SIPC (the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the fiscal year ended June 30, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
August 19, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 6/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044339 FINRA JUN
FELDMAN INGARDONA & CO
2001 BUTTERFIELD RD STE 170
DOWNERS GROVE IL 60515-1191

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William M. Feldman
630-663-1800

2. A. General Assessment (item 2e from page 2)		$ 7487
B. Less payment made with SIPC-6 filed (exclude interest) January 11, 2013 Date Paid		(3610)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		3877
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3877
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3877	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Feldman, Ingardona & Co
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of July, 2013.

Chairman & C.E.O.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2012 and ending 6/30/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 3,270,550

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions NONE

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 194,992

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 80,831

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) ____

Total deductions 275,823

2d. SIPC Net Operating Revenues $ 2,994,727

2e. General Assessment @ .0025 $ 7,487

(to page 1, line 2.A.)